Viit Health



LETTER ⌄

Dear investors,

2024: A Year of Transformative Progress Despite financial challenges, 2024 was a pivotal year for Viit Health. We made remarkable strides in product development, clinical validation, and commercial preparation. I am pleased to announce that our technology now measures multiple biomarkers beyond glucose, enabling a comprehensive health assessment to aid in the prevention of various non-communicable diseases. These advancements not only expand our technological value proposition but also enhance our understanding of physiological correlations, ultimately improving the specificity of our glucose measurement technique. Key Milestones Achieved in 2024 • Bioviit 2.0 Development Completed – This enabled us to initiate final calibration protocols ahead of commercialization. • Breakthrough in

Optical Technology – We further refined our Photoplethysmography (PPG) analysis and integrated Quantum Light Rotation, achieving a correlation coefficient of R = 0.977 between predicted and true glucose concentrations (5–300 mg/dL) under controlled conditions. • Enhanced Accuracy of Additional Biomarkers – These results place us within FDA accuracy thresholds, with further improvements expected post-calibration (mainly for Blood Pressure). ○ Heart Rate: ±4.7 bpm ○ SpO$_2$: RMSE 0.7463%, MAE 0.5608% ○ Blood Pressure: ±12–15 mmHg • Identification of Derivative Markers – Our technology can now assess Heart Rate Variability, Vascular Age, and Arterial Compliance. Soon, it will also measure Respiratory Rate and Perfusion Index. • Mexico's Second-Largest Glucose Study Initiated – Aiming to assess 100,000 patients in 18 months, this study will finalize the training of our initial machine learning models for early commercialization. We have activated 2 out of 5 studies and expect to activate the rest by summer. • Intellectual Property Strengthened – A comprehensive Novelty Search validated 22 out of 30 novel elements of our technology. We submitted a Provisional Patent Application in March and are preparing to file a full patent next month. • Robust Commercial Strategy Developed – We secured initial placement opportunities for our devices in 2026 with key partners, including Mexico City's Health Department, Funsalud, Transform Health, Sage Foundation, and Plenna (a specialized women's clinic in Mexico). • Strategic Partnerships Established – ○ Fresh Consulting – Advanced hardware and soiware development. ○ Pharmatics LLC – Machine learning model training. ○ Hamamatsu Photonics – Developing a next-generation spectrometer sensor at 50% lower cost. ○ InBody – Collaborating on multi-center observational studies. ○ Brolis Sensor Technology – Providing an innovative infrared laser sensor for improved detection accuracy in further products. ○ Novo Nordisk Collaboration – Potential research collaboration and business development panels in 2025. Targeting their 50,000+ pre-diabetic wellness group for early use of our disease prevention technology.

We need your help!

We will launch a new community round in June 2025. You're all invited to support this next chapter of Viit Health.We have been able to get to where we are thanks to all of you. As we begin a new year, we encounter several areas (both new and constant) in which we would truly welcome your assistance: - Contacts with Hospitals & Specialized Clinics (MX/US) (clinical protocols & prospective clients) - Contacts with Government Health Departments (MX/US) (prospective clients) - Contacts with Pharmacies & Wellness Centers (MX/US) (prospective clients) - Contacts with Big Pharma companies (research activities and prospective clients) - Contacts with Imports/Exports Specialists (production and logistics) - Contacts with Production Companies (any good alternatives to improve production in Mexico) - Contacts with International Regulatory Consulting companies (for an improved international regulatory strategy) We would very much appreciate your continued support towards this new stage of growth.

Sincerely,

Luis Fernando

Co Founder, CEO/CTO

Lorena de la Maza Krzeptowsky

Vice President

Shaun Rosenthal

Director

Gerardo Rioseco Rubio

Sr

Sofia Alvarez

Secretary



Luis Gomez Sanchez

President

How did we do this year?

REPORT CARD

A-

☺ The Good

We developed the second iteration of Bioviit and validated the full integrated optical technique.

We can now measure more biomarkers (Glucose, HR, SpO2, BP) and activated two additional observational studies.

We filed our patent No. 19/088,717 and PCT/US25/21174 with the USPTO based on a provisional application filed March 2024.

☹ The Bad

We did not raise all the capital we wanted to raise, and our largest investment commitment was postponed to 2025.

We were not able to begin development of the third iteration, which is expected to happen in June 2025.

We were not able to expand the team as intended which affects our capacity to launch new observational studies.

2024 At a Glance

January 1 to December 31



$0
Revenue



-$346,594
Net Loss



$0
Short Term Debt



$379,380
Raised in 2024



$90,134
Cash on Hand
As of 03/31/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$0 $0



-$533,768

-$346,594

2023　　　　　　　　　2024

Net Margin: 0%　　Gross Margin: 0%　　Return on Assets: -1,383%　　Earnings per Share: -$0.02

Revenue per Employee: $0　　Cash to Assets: 100%　　Revenue to Receivables: ~　　Debt Ratio: 0%


Viit_Health_Financial_Statements_2024.pdf

We 🧡 Our 811 Investors

Thank You For Believing In Us

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Thank You!

From the Viit Health Team



Luis Fernando

Co Founder, CEO/CTO

Serial entrepreneur and social activist. Created a Venture Builder at 20 years old which now holds 7 different companies. Speaker at the UN General Assembly ´18, winner o...



Luis Gomez

Co Founder & Corp Affairs

Corporate lawyer and computer vision entrepreneur. JD International Law at Harvard University and AMP at Harvard Business School. Top corporate management at Citibank...



Lorena de la Maza [in]

Co Founder & Medical Director

2x founder & social impact entrepreneur. Co-founded SolexVintel, AI tech for health and agroindustries. Studied Medicine at National Autonomous University of...



Sofia Alvarez [in]

Administration

Business Administration - ITAM. Serial entrepreneur with +10 years of experience in Human Resources, Operations and...



Adriana Monroy Guzmán [in]

Medical Research

Diabetes Prevention Clinic Director - San Angel Inn Hospital. Medical Professor - UNAM. Postdoctoral Fellow -...



Antonio Garcia [in]

Bioengineering

PhD Chemical Engineering UC Berkeley. Former Associate



Gerardo Rioseco [in]

Business & Finance

Serial entrepreneur. Started a company at 21 years old and

Dean of Academic Affairs -
Engineering NMSU. Foundatio...

have founded 8 different
companies so far. First...



Iñaki González

CFO/COO

2x SaaS founder (Sustainability
& Logistics). Certified
Investment Strategy Advisor by
the Mexican Stock Exchange...

Details

The Board of Directors

Director	Occupation	Joined
Luis Fernando Gomez	Chief Executive Officer @ Viit Health Inc	2023
Luis Gomez Sanchez	Corporate Affairs @ ViiT Health	2021
Gerardo Rioseco Orihuela	Vice President of Grupo Posadas @ Grupo Posadas	2024
Jorge Villegas	State and Regional Supervisor @ SECIHTI	2024
Roberto Jones	Insurance @ IMASS	2024
Shaun Rosenthal	Lawyer @ Sanford Heisler Sharp McKnight	2024
Lorena de la Maza Krzeptowsky	Medical Director @ ViiT Health	2021

Officers

Officer	Title	Joined
Luis Fernando Gomez	CEO	2023

Luis Gomez Sanchez	President	2021
Gerardo Rioseco Rubio	Treasurer	2024
Sofia Alvarez	Secretary	2024
Lorena de la Maza Krzeptowsky	Vice President	2021

Voting Power ❓

Holder	Securities Held	Voting Power
Lorena de la Maza Krzeptowsky	4,500,000 Common	30.0%
Luis Gomez Sanchez	4,500,000 Common	30.0%
Luis Fernando Gomez	4,800,000 Common	32.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2021	$200,000	Safe	Regulation D, Rule 506(b)
03/2022	$281,036		4(a)(6)
03/2022	$50,000	Safe	Regulation D, Rule 506(b)
03/2022	$100,000	Safe	Regulation D, Rule 506(b)
07/2022	$300,000	Safe	Regulation D, Rule 506(b)
02/2023	$25,000	Safe	Regulation D, Rule 506(b)
04/2023	$10,000	Safe	Regulation D, Rule 506(b)
04/2023	$25,000	Safe	Regulation D, Rule 506(b)
05/2023	$25,000	Safe	Regulation D, Rule 506(b)
06/2023	$20,000	Safe	Regulation D, Rule 506(b)
07/2023	$8,500	Safe	Regulation D, Rule 506(b)
04/2024	$20,000	Safe	Regulation D, Rule 506(b)
05/2024	$2,035	Safe	Regulation D, Rule 506(b)
07/2024	$292,345		4(a)(6)
10/2024	$65,000	Safe	Regulation D, Rule 506(b)
03/2025	$215,000	Safe	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Solex Vintel was the background development company that initiated research towards non invasive glucose measurement and it is owned by the same founders than Viit Health. Solex

Vintel raised $3M in grants and later subscribed the IP mentioned in this Form C to Viit Health.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	2,000,000	0	No
Common Stock	15,000,000	15,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Security & Confidentiality.
We collect and store confidential data, such as intellectual property, our proprietary business information and that of our clients, business partners, and personally identifiable information of our customers and employees. Our information technology and infrastructure, notwithstanding our security measures, could be vulnerable to hacker attacks or compromised as a result of employee negligence, malfeasance, or other disturbances. Any such breach could compromise our servers, allowing access to, public disclosure of, loss, or theft of information stored there. Any unauthorized entry, disclosure, or other loss of information may result in legal claims or litigation, as well as liability under privacy laws and regulatory penalties. Furthermore, any such access, disclosure, or other loss of information could interrupt our operations and services to customers, damage our credibility, and trigger a loss of trust in our products and services, all of which could have a negative impact on our revenues and competitive position.

Company Growth.
We may go through a phase of rapid expansion in our operations, putting a strain on the Company's management, administrative, operational, and financial infrastructure. The ability of ViiT Health's senior officers to successfully handle this development will be critical to the company's success. To accomplish this, the Company must continue to recruit, train, and manage new collaborators as required. Our business goals will be harmed if our new hires perform poorly, if we are ineffective in recruiting, training, handling, and integrating these new workers, or if we are unsuccessful in retaining existing collaborators. We cannot guarantee that ViiT Health will be able to put in place appropriate growth management strategies in time to mitigate the financial consequences of growth management risks. We may be unable to execute our business plan, our performance may suffer, and we may be forced to file for bankruptcy if we fail to adopt growth management initiatives in a timely manner.

Government Regulations.
Political, economic, and regulatory factors are causing structural changes in the healthcare sector, which could have a significant impact on our operations outcome. We have no way of knowing which healthcare services and regulations will be enforced at the federal or state level or the impact of any potential legislation or regulation in the United States or internationally. Our company relies on the effective growth, regulatory approval, and commercialization of our products in various countries. We do not yet have any products authorized for sale or

commercialization in any region. The growth, regulatory approval, and commercialization of our product pipeline will be critical to the success of our company, including our ability to fund it and generate revenue in the future. However, if we are successful, it could take a few years before we can demonstrate the effectiveness of our products.

Natural & Man-made disasters.
Natural or man-made disasters have the potential to damage or disrupt our activities, foreign trade, and the global economy, and therefore have a significant negative impact on us. Natural disasters, such as earthquakes, landslides, floods, explosions, hurricanes, tornadoes, and lightning, have the potential to disrupt our business operations. Pandemics, power outages, rolling blackouts, telecommunication failures, terrorist threats, cyber-attacks, computer viruses, denial-of-service attacks, human error, and hardware or software flaws or malfunctions are all examples of external man-made disasters. We also depend on investments to finance our operations as an early-stage startup. Our ability to continue operations will be seriously hindered if our investment flow is disrupted by disasters and/or the impact they have on the economy.

Outside Suppliers.
All of our manufacturing materials, parts, and components for our glucometer device come from outside sources. While we believe we can establish alternative sources of supply for the majority of these components in a reasonable amount of time, we cannot guarantee that our existing or alternative sources will be able to satisfy all of our demands in a timely manner in the future. In the event that required components are unavailable, we might be forced to re-engineer our products to fit available substitutes, which could increase our costs and/or have a material negative impact on production schedules, product efficiency, and consumer acceptance. Furthermore, an uncorrected defect or deviation in a part or raw material supplied, either unknown to us or incompatible with our manufacturing process, may jeopardize our ability to produce products. We might not be able to locate a suitable replacement supplier in a reasonable amount of time or on economically reasonable terms, if at all. Our operations could be interrupted if we are unable to find a supplier for the components of our devices. Any interruption in the supply of raw materials and components that we and third parties use to produce our products may have a negative impact on our net profits.

Business Projections.
The business forecasts for ViiT Health are estimates based on broader market research and cost calculations. Such estimates are provided for illustrative purposes only and do not represent a promise of potential progress or benefit since they are subject to change due to fiscal, regulatory or political aspects. Real outcomes can differ significantly from expected results to the degree that assumed events do not occur. Furthermore, we anticipate that our non-invasive glucometer will be able to read and track blood glucose levels. If this assumption turns out to be wrong, it will make it difficult for us to sell our device. Moreover, our valuation has not been checked by any independent third party and could fall precipitously. As a consequence, there can be no guarantee that ViiT Health can achieve the operational or financial results projected in its financial forecasts, and investors should be cautious about putting too much reliance on them.

Intellectual Property.
Since the law governing the nature and validity of claims in the technology sector in which we work is still changing, our industry's intellectual property positions are generally uncertain. As a result, it's possible that we won't be able to secure any of our intellectual property. If patents,

copyrights, or trademarks are protected, ViiT Health cannot guarantee that they will not be successfully challenged, invalidated, or circumvented in the future. In addition, no assurance can be provided that competitors, many of whom have significant financial resources, have not already applied for, or obtained, or will not seek to apply for and obtain, patents, copyrights or trademarks that will prevent, limit or interfere with ViiT Health ability to make, use and sell its products and services either in the United States or in international markets. Furthermore, regulating and defending our intellectual property against theft and unauthorized use by third parties takes time and money, and some countries may not recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

Additional Financing.
The research and development, manufacture and sale of our non-invasive glucometers is a capital-intensive business. We will likely need to raise additional amounts of capital from outside investors after this current raise. We will have to postpone or change our business plan if we are unable to do so for whatever reason. There is no guarantee that any such delay or change will not have a significant negative impact on our company. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors. New equity investors or lenders could have greater rights to our financial resources compared to existing shareholders. Additional financings could also reduce the rights and value of your investment, and dilute your future shares without your consent.

Competitors.
Rapid technical advancements, regular new product introductions, innovations, and evolving market standards define the healthcare industry. Because of the newness of these products and their rapid development, ViiT Health will need to keep improving the efficiency, features, and reliability of its products. Other future competitors could be in a stronger position to capture the majority of the market. We may face competition from larger, more developed corporations that recognize this market niche and the potential it offers. They have much better financial means and resources than us. They may find a way to get around our intellectual property and create and sell competitive products that are equal to or better than those produced by us before we do. There is no guarantee that our technologies or products will not become obsolete as a result of competition.

Key Personnel.
To meet its business goals and targets, ViiT Health relies on its main collaborators and its ability to recruit or retain additional personnel. We depend heavily on the management team's expertise, experience, and continued services. The loss of their services, caused by their departure from the company or by disability, illness, or for any other reason, may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Collaborators can also voluntarily end their employment with ViiT Health at any time. We enforce confidentiality agreements with all our key personnel as a first step in mitigating this risk. Nonetheless, there is fierce competition for talented senior management, middle management, and engineers, and we cannot guarantee that we will be able to recruit, train, or retain skilled staff in the future.

Future Equity Financing.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Reliability & Press.
We may have problems with the reliability of our products and applications, causing consumers to lose confidence in our brand, products, and services for an extended period of time, resulting in lower sales, which could materially and adversely affect our company. Negative press articles, whether based on true facts or libelous, can also have an impact on our image, leading to similar negative reputation effects. We cannot guarantee that such negative image effects will not occur, whether as a result of poor product or service reliability or negative press.

Disruptive Technology. We are one of the few companies to attempt to measure glucose blood levels and other biomarkers by using a multispectral device powered by computer vision algorithms as a non-invasive method for preventing Non-Communicable Diseases like Diabetes or its subsequent complications. However, our thesis could be wrong. There's no guarantee that our device will ever perform as intended, or that all of the company's goals will be met. When it comes to developing, testing, industrializing, and ultimately manufacturing our products, we may face major challenges. We only have a few manufacturing prototypes, and still need to design and develop improved prototypes, set up a manufacturing plant, and define final manufacturing processes. Our devices have so far been built entirely in-house and will be the first of their kind. We still need to establish an extensive track record of reliability (which could take years) and sales and distribution channels. We must successfully overcome these and other manufacturing and legal barriers in order to be successful.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the

Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Viit Health Inc

Delaware Corporation
Organized June 2021
12 employees
1647 S Saguaro
Mesa
Maricopa County AZ 85202 http://www.viit.health

Business Description

Refer to the Viit Health profile.

EDGAR Filing

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Viit Health has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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